EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Loss per Share
     Net loss per share — basic and net loss per share — diluted are computed by dividing each such loss per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Net loss applicable to common stock	$(298,212)	$(62,091)	$(442,216)	$(56,944)
Average common shares outstanding	468,530	78,473	266,781	68,301
Net loss per share — basic	$(0.64)	$(0.79)	$(1.66)	$(0.83)
Average common share equivalents outstanding	468,530	78,473	266,781	68,301
Net loss per share — diluted	$(0.64)	$(0.79)	$(1.66)	$(0.83)

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